SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 27, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


COPEL
Pura Energia
PARANÁ
GOVERNO DO ESTADO

Institutional Presentation

STRICTLY CONFIDENTIAL| JULY 2023

For additional information, please read carefully the notice at the end of this presentation.

Notice to Recipient

THE INFORMATION CONTAINED IN THIS PRESENTATION IS CONFIDENTIAL INFORMATION. ACCORDINGLY, THE INFORMATION INCLUDED HEREIN MAY NOT BE REFERRED TO, QUOTED OR OTHERWISE DISCLOSED BY YOU. IN REVIEWING THIS INFORMATION, YOU ARE ACKNOWLEDGING THE CONFIDENTIAL NATURE OF THIS INFORMATION AND ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS CONFIDENTIAL INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This presentation is being made pursuant to Rule 163B of the Securities Act of 1933, as amended, and the Brazilian Securities and Exchange Commission Resolution ("CVM") No. 160 of July 13, 2022, as amended ("CVM Resolution No. 160") and is intended solely for investors that are qualified institutional buyers or certain institutional accredited investors (and in the case of any investor that is headquartered or resident in Brazil, such investor must also be a professional investor, as defined in article 11 of CVM Resolution No. 30, of May 11, 2021, as amended) solely for the purposes of familiarizing such investors with Companhia Paranaense de Energia – COPEL (the "Company," "we" or "our") and determining whether such investors might have an interest in a securities offering contemplated by the Company. The Company is not currently making any offer to sell, or soliciting any offer to buy, securities and cannot accept any orders for securities at this time. This presentation should not be construed as a prospectus or offering document and you should not rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. Any such offering of securities will only be made by means of an automatic registration statement on Form F-3 to be filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") and a preliminary prospectus supplement relating to and describing the terms of the offering to be filed by the Company with the SEC, including any supplements or amendments thereto or, in the case of an offering in Brazil, a prospecto da oferta, as the case may be. Were the Company to proceed with an offering of securities, before you invest, you should read the preliminary prospectus supplement and final prospectus supplement and the other documents the Company files with the SEC (or, in the case of an offering in Brazil, the prospecto preliminar da oferta and the prospecto definitivo da oferta, as the case may be) for more complete information about the Company and the proposed offering. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This presentation is private and confidential. You and your directors, officers, employees, agents and affiliates must hold this presentation and any oral information provided in connection with this presentation in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. If you are not the intended recipient of this presentation, please delete and destroy all copies immediately.

This presentation was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, or any other person make any representation or warranty to you, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this presentation is in draft form and has not been independently verified. The Company and its affiliates, officers, employees, agents and any other person expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees, agents or any other person makes any representation or warranty to you, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this presentation, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the years ended December 31, 2020, 2021 and 2022 has been derived from audited financial statements and for the three-month period ended March 31, 2023 has been derived from the interim financial information.

BEFORE MAKING THEIR INVESTMENT DECISION INVESTORS SHOULD CAREFULLY READ THE PRELIMINARY PROSPECTUS SUPPLEMENT AND THE FINAL PROSPECTUS SUPPLEMENT IN ENGLISH, DISTRIBUTED IN CONNECTION WITH THE OFFER AND PLACEMENT OF THE SECURITIES OUTSIDE BRAZIL OR THE PRELIMINARY BRAZILIAN PROSPECTUS AND FINAL BRAZILIAN PROSPECTUS, AS THE CASE MAY BE, THE BLADE RELATED TO THE OFFERING AND THE COMPANY'S REFERECE FORM (FORMULÁRIO DE REFERÊNCIA), INCLUDING THE RISK FACTORS SECTION

Notice to Recipient (Cont'd)

A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company's internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Certain statements included in this presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions.

Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties, including the risks presented elsewhere herein. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this presentation. The Company anticipates that subsequent events and developments will cause the Company's assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Market data and industry information used throughout this presentation are based on management's knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management's review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

This presentation also includes certain non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company's operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company's business that, when viewed with our results prepared in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company's business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company's business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company's industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this presentation.

By attending this meeting, you agree to be bound by terms and conditions set out above. PLEASE RETURN THIS MATERIAL AT THE END OF THE MEETING.

Presenters

COPEL
Pura Energia









Daniel Slaviero
CEO
+20 Years of Experience

Adriano Moura
CFO
+35 Years of Experience

Luiz Mello
Head of IR
+17 Years of Experience

Cássio Silva
Business Development Director
+21 Years of Experience

Education

- Daniel Slaviero: Harvard Business School; FDC Fundação Dom Cabral; Kellogg School of Management
- Adriano Moura: Harvard Business School; FDC Fundação Dom Cabral; Duke Fuqua School of Business; INSEAD
- Luiz Mello: UFPR; Citi IR Course; FK Partners
- Cássio Silva: UFPR; FGV

Experience

- Daniel Slaviero: sbt
- Adriano Moura: Arthur Andersen; Gafisa; Electrolux
- Luiz Mello: Fundação Copel – Por toda vida; Banco do Brasil
- Cássio Silva: ambev; Danone; Telefónica

Term Sheet

Offering Summary

Issuer	Companhia Paranaense de Energia S.A. (ONs – CPLE3)
Offering Type	▪ Follow-on ICVM 160 in Brazil and SEC registration in US
Listing	▪ Level 2 (B3)
Base Offering	▪ **549,171,000 ONs | R$ 4,311mm**[(1)] (Primary: 41.9% | R$ 1,805mm[(1)]; and Secondary: 58.1% | R$ 2,506mm[(1)])
Greenshoe	▪ **(Up to 15% of the Offering Base): 82,375,650 ONs | R$ 647mm**[(1)] (Primary: 22.5% | R$ 145mm[(1)]; and Secondary: 77.5% | R$ 502mm[(1)])
Base Offering + Greenshoe	▪ **631,546,650 ONs | R$ 4,958mm**[(1)] (Primary: 39.3% | R$ 1,950mm[(1)]; and Secondary: 60.7% | R$ 3,008mm[(1)])
Lock-up	▪ 180 days
Selling Shareholder	▪ State of Paraná
Main Dates	▪ Launch: July 26th, 2023 ▪ Pricing: August 8th, 2023 ▪ Priority and Retail Offering: from August 2nd to August 7th, 2023
Bookrunners	btg pactual (Lead-Left Coordinator); Itaú BBA (Stabilization Agent); bradesco bbi; Morgan Stanley; UBS BB Investment Bank

Note: (1) Considers the price of R$ 7.85 per share (CPLE3)

COPEL
Pura Energia

Company Overview

Section 1


COPEL
Pura Energia

Integrated Company with 68 Years of Successful Track-Record

COPEL
Pura Energia

Present in 10 states



Hydro Plants
Energy Distribution
Wind Farms
Substation
Transmission Lines
Solar Plants
Thermal Plants

Distribution
+5.0mm customers

Generation
6,967 MW(1) of installed capacity

Transmission
9,685 km(3)
51 substations



920
1,237
2,189
222

Trading
+24,544 GWh sold (LTM 1Q23)

EBITDA LTM 1Q23 (R$ mm)

Financial Highlights

(1Q23 LTM)

R$ 21.9bn NET OPERATING REVENUE

R$ 5.7bn ADJ. EBITDA

2.45x LEVERAGE(2)

[B]³ 29 years listed

NYSE 26 Years Listed 1st Brazilian Power Company

LATIBEX 21 Years Listed

Source: IPARDES

Nota: (1) Considers values proportional to Copel's ownership interest; (2) Company's leverage is calculated based on the ratio of the Net Debt for covenant purposes and the EBITDA for covenant purposes; (3) Considers Copel's participations

94% Renewable Portfolio with Relevant Growth in Wind & A Sizeable and Fully Operational Transmission Portfolio

COPEL
Pura Energia

Generation





Present in 4 states
Hydro
Wind
Thermal
Solar



Evolution of Installed Capacity(2)
(MW)
Breakdown by Source (%)
Others(4)
6%
Wind
17%
Hydro
77%
6,398
6,400
6,616
6,706
6,967
2019
2020
2021
2022
1Q23

6,967 MW
Total Installed Capacity[2]

R$ 2.2 bn
EBITDA (1Q23 LTM)[5]

75
Power Plants

3,157 MWavg
Assured Energy[2]

Transmission





Present in 8 states



Evolution of Transmission Lines @100% stake(3)
('000 km)
Fully Operational Assets
6.8
7.7
9.6
9.7
9.7
2019
2020
2021
2022
1Q23

R$ 1.4 bn
RAP Cycle 22-23[1][2]

R$ 1.2 bn
EBITDA (1Q23 LTM)[5]

51
Substations

9,685 km
Transmission Lines (@100% stake)[3]

Nota: (1) The revenue of energy transmission companies, known as Annual Permitted Revenue ("RAP"), is defined by ANEEL homologatory resolutions, disclosed by annual cycles (usually from June to June) in the Periodic Tariff Review, which establishes the RAP forecast for the next 12 months. (2) Considers values proportional to Copel's ownership interest. Values refer to the 2022/2023 RAP cycle, in accordance with Homologatory Resolution No. 3,067/2022, without considering the Adjustment Parcel (PA); (3) Considers Copel's participations; (4) Considers thermal and solar plants; (5) The EBITDA for the last 12 months ended March 31, 2023 is the amount corresponding to the EBITDA earned in the year ended December 31, 2022 minus the EBITDA earned in the three months ended March 31, 2022 and with the addition of EBITDA earned in the three-month period ended March 31, 2023

Copel is the 4th Largest Distribution Concessionaire[(2)], Located in One of the Most Developed States in Brazil

COPEL
Pura Energia



Paraná State At a Glance

4th Largest GDP per State in Brazil

Above Brazilian Average Human Development Index (0.749 vs. Brazil's 0.699)

Above Brazilian Average GDP per Capita (R$ 42.4k per capita vs. Brazil's R$ 35.9k)



Market Subregions
Paraná State

Distribution

Overview

Market Breakdown
(% - 2022)



Residential
Industrial
Commercial
Rural
Others
26%
39%
20%
8%
7%

Demand concentrated in industries and residences

RAB Evolution[(1)]
(R$ bn)



4.9
+71%
8.4
2016
2021

RAB increase translating into strong cash flow generation

Operational Outlook

Delinquency Ratio
(%)



1.4%
1.3%
0.9%
2020
2021
2022

Low delinquency ratio among customers

Quality Indicators
(hours, # - 2022)



Limit
Effective
9.2
7.98
6.8
5.3
DEC
FEC

DEC & FEC within regulatory requirements

194,854 km² Concession Area	*22 Years* Remaining Concession Tenor
+5.0 mm Customers	*~R$ 0.9 bn* EBITDA (1Q23 LTM)[(3)]

Source: IBGE, IPARDES, NOS and ANEEL

Note: (1) Nominal figures; (2) 4th largest distribution concessionaire according to the energy consumed published by ANEEL; (3) The EBITDA for the last 12 months ended March 31, 2023 is the amount corresponding to the EBITDA earned in the year ended December 31, 2022 minus the EBITDA earned in the three months ended March 31, 2022 and with the addition of EBITDA earned in the three-month period ended March 31, 2023

A Proven Execution Driven Management

COPEL
Pura Energia

- Total Focus on the energy business and divestment from non-core business
- Efficient capital allocation aligned with an investment policy focused on risk diversification
- Significant reduction in PMSO
- Enhanced Culture focused on renovation and retention through the development of its workforce
- Dividend Policy: Positive historical aligned with financial strength
- Advances in ESG: new bylaws, carbon neutrality plan, managers' compensation linked to the ESG goals

Valor 1000 2022

The Best Energy Company in Brazil

ABRADEE

2021: Best Energy Distributor
2022: Best Southern Energy Distributor

MELHORES EM GESTÃO

FNQ Award 2023
1st Place – Copel G&T

Management with Long-term Experience Working at Copel

COPEL Pura Energia

						
	Daniel Slaviero *President*	**Adriano Moura** *Chief Financial & Investor Relations Officer*	**Cássio Silva** *Business Development Director*	**Maximiliano Orfali** *Distribution Business Director*	**Moacir Bertol** *G&T Business Director*	**Ana Letícia Feller** *Business Management Director*
Years at Copel	+4	+7	+4	+28	+4	+21
Years of Experience	+20	+35	+21	+30	+44	+23
Experience	sbt	Arthur Andersen, Gafisa, Electrolux	ambev, Telefónica, Danone	COPEL	Ministério de Minas e Energia, Eletrobras CGT Eletrosul	Ministério Público do Estado do Paraná, COPEL, Fundação COGE, IVG
Education	FDC Fundação Dom Cabral, Harvard Business School, Northwestern Kellogg	FDC Fundação Dom Cabral, INSEAD, Harvard Business School, Duke Fuqua	FGV, UFPR	FGV, UFSC	PUCRS	FDC Fundação Dom Cabral, FAE Centro Universitário, EBS Business School, PUCPR

COPEL
Pura Energia

True Corporation Process Overview

Section 2


COPEL
Pura Energia

Copel's Main Steps to Become a True Corporation

Timeline until the Launch of the Follow-on

Nov/22
Law 21,272/2022 was approved by the Chamber of Deputies with the intention of transforming Copel into a True Corporation

Dec/22
Copel announces study for Comprehensive Renewal of hydroelectric power plant concessions and potential Public Offering of Shares to fund Concession Fees

Dec/22
The Controlling Shareholder requests the single hiring of advisors and consultants, aiming for efficiency and cost optimization

Jan/23
Copel celebrates ACT/2022/2024 and announces the hiring of specialized advisors for changes in corporate structure

Apr/23
Definition of the grant payment of the other plants by MME, in the amount of R$ 3.7 billion

May/23
Request for general approvals, including a request for waiver from Copel's debenture holders.
Also,
Valuation and due diligence work by Copel and specialized advisors
To be forwarded to the controller and the TCE for analysis

Jul/23
Approval through an EGM to Change Bylaws to Allow the Dispersal of the Controlling Block Shares, to Create a Poison Pill Mechanism, to Create a Golden Share and 10% power voting limit for any shareholder

Ongoing
After obtaining all required approvals, Copel launches its Follow-on

True Corporation Process: Shareholder Structure & Governance Policies

Current Shareholder Structure


[B]3
Level 2
Governance
State-owned
Shareholding
Structure
Paraná
State
BNDES
Others
31.1%
24.0%
44.9%
COPEL
Pura Energia

Post True Corporation Structure


Paraná
State
BNDES
Others
Stake
Decrease
Stake
Increase
Follow-on's
Offering Base
COPEL
Pura Energia
Follow-on's
Book Subscriber

- **Voting power of any shareholder will be limited to 10% of the shares into which the voting capital is divided**
- **Poison Pill:** Trigger percentage set at 25% and 50%, demanding the launch of a tender offer with a premium of 100% and 200%, respectively
- **Creation of a Golden Share[1] aimed at guaranteeing both continuous investment (>2x reg. depreciation) and ensuring high-quality standards in Distribution**

Note: (1) Creation of Golden Share for the State of Paraná, which will confer the power of veto in the general assembly's deliberations related to matters and authorization for the administrators to approve and execute Copel Distribuição's Annual Investment Plan in case the investments, starting from 2021-2025 tariff cycle, considered prudent by Aneel, do not reach at least 2.0 times the "Quota de Reintegração Regulatória" (QRR) of that same cycle of Ordinary Tariff Revision and/or, cumulatively, until the end of the concession.


COPEL
Pura Energia

Value Creation Opportunities

Section 3

Value Creation Opportunities - Highlights

COPEL Pura Energia

1. **Renewal of the Concession of the 3 HPPs (Foz do Areia, Segredo and Salto Caxias)**
   Renewal of significant operational assets for 30+ years

2. **Significant Reduction in PMSO**
   Cost-saving measures resulted in increased profitability

3. **Operational Efficiency**
   Effective initiatives reflecting in great quality indicators and operational improvement

4. **Multiple Growth Opportunities**
   Highly qualified player with clear growth avenues and strategies
   Divesting in non-core assets

5. **Key ESG Principles**
   Focused on Decarbonization

6. **Sustainable Value Generation**
   Solid foundations and track record of high discipline in capital allocation and investment

1 Renewal of the Concession of the 3 HPPs (~60% of Copel's Capacity)

COPEL
Pura Energia



HPP GOV. BENTO MUNHOZ

FOZ DO AREIA

1,676 MW

~24% of Copel's Installed Capacity[(3)]



HPP GOV. NEY BRAGA

SEGREDO

1,260 MW

~18% of Copel's Installed Capacity[(3)]



HPP GOV. JOSÉ RICHA

SALTO CAXIAS

1,240 MW

~18% of Copel's Installed Capacity[(3)]

Copel's Portfolio Average Remaining Concession Term[(1)(2)]

(Years)



~ 12
+15 years
~ 27
Current
After Renewal

Concession Renewal

- The true corporation process will allow **Copel to maintain HPPs Foz do Areia, Segredo and Salto Caxias**
- These **3 HPPs** are the **closest Copel's plants to the concession end date.** The renewal **grants an extension of 30 years** from the date of contract celebration.
- **Copel will pay the grant value of R$3.7bn** determined by the MME with the proceeds of the primary offer and the issuance of a debt

POWER PLANTS' HIGHLIGHTS

- *Sizeable Assets* ✓
- *Maintenance of HPPs for 30 more years[(4)]* ✓
- *100% Operational Assets* ✓
- *~60% of Copel's Capacity* ✓
- *Synergies with Transmission Unit* ✓

The renewal demonstrate Copel's long-term plan for its generation business and its commitment to maintaining its position as a leading energy player

Note: : (1) Considers the remaining years to the end of concession of all plants, except for Marumbi, Chopim I, Melissa, Salto do Vau and Pitangui, which are exempted from concession, and TPP Figueira, which started up in test operation on 2022, according to ANEEL Dispatch No. 1047/2022; (2) Considers weighted average by the Installed Capacity; (3) Considers the share in Copel's total installed capacity of 6,967 MW; (4) From the date of execution of the concession agreements

2 Significant Reduction in PMSO

Headcount & PMSO Evolution



(8.7%) CAGR 20-22
(R$ mm)
3,261
3,116
2,721
(6.1%) CAGR 20-22
(#)
6,667
6,383
5,875
2020
2021
2022
Headcount
PMSO

True Corporation PMSO Upsides

Voluntary Resignation

Efficiency Increase due to Business Process Optimization

Profit Orientation Based on Sector Leading Benchmarks

3 Operational Efficiency in the Distribution Segment

COPEL
Pura Energia

Optimization
Improvement
of rural distribution
networks

New Infrastructure and Modernization
Renewal of Depreciated Networks

O&M Reduction
Optimization of operation
across the concession

Integration
Possibility of integration of the
Generation and Transmission teams

Modernization
Modern Facilities and New
Digital System

DEC & FEC Evolution

Regulatory Limit



DEC (hours)
13.61
12.54
11.23
10.12
9.83
9.29
9.19
10.80
10.46
10.31
9.11
7.83
7.20
7.98
2016
2017
2018
2019
2020
2021
2022



FEC (#)
9.24
8.74
8.24
7.74
7.24
6.84
6.80
7.20
6.83
6.22
6.02
5.61
4.76
5.29
2016
2017
2018
2019
2020
2021
2022

3 Relevant Investments in Digitalization and Technology

COPEL
Pura Energia

PARANÁ TRIFÁSICO

- Paraná Trifásico represents **the improvement and renewal of rural distribution networks in the Company's concession area**
- Renewal of **Depreciated Networks**
- **Protected** Cables
- **New infrastructure**
- Energy **Quality**
- O&M **Reduction**

2020	2021	2022	2023	2024
2.807 km	6.515 km	10.000 km	15.000 km	20.000 km

R$2.8 bn

Total Investments

REDE ELÉTRICA INTELIGENTE

- **Largest Project** in Brazil
- O&M **Reduction**


PHASE 3
Jun/23 to Dec/25
~637 k
PHASE 1
Aug/20 to Apr/23
~462 k
PHASE 2
Aug/22 to Feb/25
~511 k

Digitalization

Modern Facilities and New Digital System

- Possibility of integration of the Generation and Transmission teams
- Optimization of operation across states

2nd largest fleet in Brazil

- Inspection
- Surveillance
- Inventory
- Field Survey
- Cable Launch





3 Operational Efficiency in the Generation and Transmission Segments

COPEL
Pura Energia

Optimization
Portfolio Strategy, O&M, Holdings

Modernization and *Retrofit* of critical HPPs equipment

Team Restructuring
for emergency re-establishment

Robotization
of processes, contracts and sectoral charges

Improving Margins with High-Capacity Development in a G&T Platform with +6.7GW of Installed Capacity and 9.7 thousand km of transmission lines



Jandaíra Wind Complex

2 years
Ahead of ACR

90.1 MW
Installed Capacity



Aventura and Santa Rosa & Mundo Novo Wind Complex

260 MW
Installed Capacity

30 KM
From Copel's Jandaíra's wind complex

Note: (1) The PMO Premium elects Brazil's best project management office of the year

4 Multiple Growth Opportunities

GROWTH STRATEGY

Distribution



CAPEX (R$mm)



1,280
1,623
1,848
2020
2021
2022

- ✓ **Organic** Growth: Increase investments in Copel's **Distribution Network**
  - Copel asset base is already **largely depreciated**
- ✓ **Inorganic** Growth: through **new concession areas**

Generation



Installed Capacity Evolution
GW



7%
9%
2018
84%
6%
17%
2023
77%
HPPs
Wind
Thermal & Solar

- ✓ **Renewal of concessions:** Foz do Areia, Segredo and Salto Caxias
- ✓ Growth focus on **wind** and **solar** generation
- ✓ Goal of having a **100% renewable** portfolio
- ✓ **Auctions and M&A opportunities** will also be considered

Transmission



Transmission Assets
Thousand km



6.8
7.7
9.6
9.7
2019
2020
2021
2022

9.7 thousand km
51 substations

- ✓ Focus on opportunities in the next **power transmission auctions**

Trading



Sold Energy (GWh)



8,489
12,450
23,192
24,816
2019
2020
2021
2022

Among the largest in Brazil in Sold Energy(1)

- ✓ Remain among the **largest** in the Free Energy Market, with a focus on increasing **profitability**
- ✓ **Gateway** to the customer
- ✓ **Higher flexibility** after becoming a True Corporation

Source: TN Petróleo
Note: (1) Copel Mercado Livre sold 2,547 MWaverage in April 2021, which positions the Company as one of the largest in Brazil in energy traded

4 Divestments of Non-Core Assets

COPEL
Pura Energia

Compagas

GAS DISTRIBUTION BUSINESS

- Renewal process for another 30 years (until 2054)
- Concession renewed in December 2022
- Main indicators for public consultation:
  - Price Cap Model
  - Grant of R$ 508 Million
  - Total estimated CAPEX of R$2.5bn (to be realized in 30 years)
  - 9.125% WACC

COMPAGAS



Copel owns 51% of the Company

Commit owns 24.5% and Mitsui Gas owns 24.5% of the Company

UEGA

GAS THERMAL POWER PLANT

- Total installed capacity of 484 MW, with 2 gas turbines and 1 steam turbine
- Concession expires in 2029, with the possibility of renewal
- Joint Sale Agreement with Petrobras
- Players with access to natural gas have a strategic interest in the asset

UEG
ARAUCÁRIA



Copel owns 81% of the Company

Petrobras owns 19% of the Company

4 Multiple Growth Opportunities: Copel Ventures

COPEL
Pura Energia

Copel Ventures

Renewable Energy

Energy as a Service

Asset Management

Smart Grid / Cities

Innovative Processes

Early Stage

Single Shareholder	Financial and Strategic Investments	R$ 150 mm	R$ 2 to 10 mm per round

4 Solid Foundations for Sustainable Value Generation

COPEL
Pura Energia

ADJUSTED EBITDA GROWTH DRIVERS



Services
Growth
(Organic and M&A)
Cost Reductions
Innovation
Tariff Review
Operational
Efficiency

GROWTH AVENUES

+ capital allocation

- Distribution
- Transmission
- Renewable Generation
- Trading
- Services and Innovation

- capital allocation

5 ESG Journey at COPEL

COPEL *Pura Energia*

Until Now

2017
- Governance, Risk and Compliance Board

2018
- Eletrovia Installation
- Whistleblower Channel

2019
- Reached the highest score on "Programa Destaque em Governança de Estatais da B3"

2020
- "Pró-Ética" Stamp
- B Concept– CDP
- Human Rights Policy

2021
- Carbon Neutrality Plan
- Migration to B3 Level 2
- ESG Targets in Variable Compensation

2022
- Conduct Code Update
- Adherence to the Decarbonization Plan

Future

Governance

High level of Governance

- True Corporation — Ongoing
- Audit Committee — In Place ✓
- Committees (investment, innovation, sustainability, minority and evaluation) — In Place ✓

Environmental

Goal to Neutralize Direct Emissions by 2030

Established the Carbon Neutrality Plan based on 4 Pillars

Goal Setting + Decarbonization + Alternatives to Compensation + Opportunities (I-REC) + Neutrality embedded in the strategy

Social

Prioritized SDGs

4 Quality Education · 7 Affordable and Clean Energy · 8 Decent Work and Economic Growth · 9 Industry, Innovation and Infrastructure · 11 Sustainable Cities and Communities · 13 Climate Action

6 Sustainable Value Generation

Solid Foundation and Track Record of 4 consistent pillars

1 Focus on Cash

- Non-Core Divestments
- Operational Efficiency
- Cost Reduction
- Gain of Scale

2 Efficient Capital Allocation

- Investment Policy
- > Governance
- Risk Diversification
- RAB (Distribution CAPEX)
- M&A

3 Balanced Capital Structure

- Investments & Dividends
- Leverage Target
- Funding & Debt Management Plan
- AAA Fitch Rating

4 Invested Capital Return and Value Creation

- Dividend Policy
- Compatible Dividend Yield

Copel's Strong Cash Flow Generation and Robust Opportunity Screening Process Allows an Efficient Capital Allocation

Final Remarks

Large Integrated Company with over 68 Years of Experience and Significant Presence Across 4 Segments of Energy Value Chain

Transmission **9,685 km** **51** substations	**Generation** **6,967** MW(1) of installed capacity
Distribution **+5.0mm** clients	**Trading** **+24,544** GWh sold(2)

Strategic Plan Already Aligned with the Benefits of the True Corporation and High Discipline in Capital Allocation and Investments

- Investment Policy > Governance
- Risk Diversification
- RAB (Distribution CAPEX)
- M&A
- AAA Fitch Rating
- Dividend Policy

Company's Capability to Implement Cost-cutting Initiatives, Building Upon its Recent Activities

- Non-Core Divestments
- Operational Efficiency
- Cost Reduction
- Gain of Scale

ESG Leadership through Social and Environmental Commitments and High Standards of Corporate Governance

- Decarbonization Initiatives
- Committees (investments, innovation, sustainability, minority)

Nota: (1) Considers values proportional to Copel's ownership interest; (2) As of 1Q23 LTM.

COPEL
Pura Energia

Details on The True Corporation Process

Appendix A


COPEL
Pura Energia
COPEL

True Corporation Process: Overview and Considerations

COPEL
Pura Energia

Law 21,272/2022

Objective:
In Nov-22, the Paraná State Government announced the law with the intention of transforming COPEL into a True Corporation(1)

Key Points of Law 21,272/2022

- *The voting powers of any shareholder, including the state of Paraná, will be limited to 10%;*
- *Shareholder agreements will be prohibited of regulating the exercise of voting rights that exceeds 10% of the total voting shares*
- *Copel will be obligated to maintain its headquarters in the state of Paraná;*
- *Creation of Golden Share for the State of Paraná, which will confer the power of veto [...] to approve and execute Copel Distribuição's Annual Investment Plan in case the investments [...] do not reach at least 2.0x the "Quota de Reintegração Regulatória" (QRR)*

Establishment of the Concession Bonus for the HPPs

Due to the true corporation process, **Copel can renew concessions for + 30 years** as the renewal was conditioned on the transfer of asset control to the private sector

In Apr-23, Ministry of Mines and Energy established the **grant value for the 3 HPPs:**

3,719.4 MILLION BRL
TOTAL GRANT BONUS FOR THE 3 HPPs

The **federal accounting court (TCU) also authorized and approved** the renewal of the concessions of the HPPs

Hydro Power Plant	Installed Capacity (MW)	COD	Current Concession End	New Concession End(2)
Foz do Areia	1,676	1980	2024	2053
Segredo	1,260	1992	2032	2053
Salto Caxias	1,240	1999	2033	2053

Notes: (1) Company with dispersed capital and no controlling shareholder; (2) Considers renewal in 2023

COPEL
Pura Energia

Corporate and Financials Highlights

Appendix B


COPEL
Pura Energia
COPEL

Financial Highlights

Net Operating Revenue



R$ mm
18,633
23,984
21,928
21,871
2020
2021
2022
1Q23 LTM

Capex



R$ mm
1,842
2,179
2,330
2020
2021
2022

Adjusted EBITDA and Adjusted EBITDA Margin



R$ mm & %
24.8%
20.8%
25.2%
26.0%
4,625
5,000
5,523
5,680
2020
2021
2022
1Q23 LTM
Adjusted EBITDA
Adjusted EBITDA Margin

Adjusted Net Debt For Covenant Purposes and Leverage[1]



R$ mm & x
1.42x
1.26x
2.05x
2.45x
6,412
7,957
9,485
11,444
2020
2021
2022
1Q23
Adjusted Net Debt
Adjusted Net Debt/Adjusted EBITDA LTM

Note: (1) Company's leverage is calculated based on the ratio of the Net Debt for covenant purposes and the EBITDA for covenant purposes

Investment Program

Capex focused on efficiency and value creation



R$ mm
1,842
457
1,280
2,179
495
1,623
2,330
473
1,848
546
68
477
2020
2021
2022
1Q23
DIS
GET
Others

Note: Investment program does not include acquisitions of the Vilas / Aventura & SRMN Wind Complex.

Dividend Policy

- Financial Leverage Ratio (Net Debt for covenant purposes / EBITDA for covenant purposes)[1]
- Available Cash Flow (Cash generated by Operating activities, less net cash used by investment activities)
- Minimum of two annual payment events[2]



2,526
3,088
970
18.37%
6.62%
5.16%
67%
65%
84%
2020
2021
2022
Payout 3
Total Distribution
Dividend Yield 4

Date "Ex": November 22nd, 2022

Interest on Equity Statement

- R$ 970 mm on November 30th, 2022

Notas: (1) Minimum amount to be distributed is defined over a range of 25% to 65% of Net Income, according to the company's leverage ratio; (2) Distribution of dividends is not mandatory in negative Net Income years; (3) Payout: Considers Net Income for the year; (4) Dividend Yield: Obtained by the closing price weighted by the volume of shares for the year

Copel GeT: Energy Contracting

ENERGY CONTRACTING
(MWavg.)


Considering
Foz do Areia (FDA)
renewal
11%
56%
33%
28%
46%
26%
22%
19%
33%
26%
41%
22%
35%
17%
26%
57%
23%
39%
11%
27%
62%
2023
2024
2025
2026
2027
Sales (Regulated)
Sales (Free Market)
Available
FDA

- Considers Assured Energy of FDA as of 2025, considering its renewal
- Segredo and Salto Caxias contracted until its current concession end

Financial Metrics Reconciliation for 1Q23 LTM

COPEL
Pura Energia

Metric Calculation: (A) − (B) + (C) = (D)

EBITDA Breakdown

(R$ mm)	2022 (A)	1Q22 (B)	1Q23 (C)	LTM 1Q23 (D)
Geração	2,137	652	703	**(=) 2,189**
Transmissão	1,301	384	320	**(=) 1,237**
Distribuição	939	435	417	**(=) 921**
Comercialização	124	814	99	**(=) 222**
Total	4,217	1,491	1,567	**(=) 4,293**

Other Key Numbers

(R$ mm)	2022 (A)	1Q22 (B)	1Q23 (C)	LTM 1Q23 (D)
Net Operating Revenue	21,928	5,588	5,531	**(=) 21,871**
Adjusted EBITDA	5,523	1,461	1,618	**(=) 5,680**

Adjusted EBITDA Reconciliation

COPEL
Pura Energia

Adjusted EBITDA Breakdown

(R$ mm)	FY20	FY21	FY22	1Q22	1Q23	LTM 1Q23[1]
EBITDA	**5,263**	**6,529**	**4,217**	**1,491**	**1,567**	**4,293**
Inclusion of ICMS in the taxable basis for PIS and Cofins[2]	(811)	—	811	—	—	811
PDI indemnification provisions and reversals[3]	67	139	(8)	(8)	—	—
Fair value adjustments in purchase and sale of electricity[4]	(138)	36	(33)	22	(50)	(105)
Lawsuit provisions[5]	54	30	453	—	—	453
Impairment of assets[6]	(26)	(132)	152	—	(37)	115
Hydrological Risk Renegotiation – GSF[7]	—	(1,571)	—	—	—	—
Other non-recurring items[8]	216	(30)	(68)	(43)	138	113
Adjusted EBITDA	**4,625**	**5,000**	**5,523**	**1,461**	**1,618**	**5,680**
Net Operating Revenue	18,633	23,984	21,928	5,588	5,531	21,871
Adjusted EBITDA Margin	**25%**	**21%**	**25%**	**26%**	**29%**	**26%**

Notes: (1) Results for the last twelve months ended in March 31st, 2023 calculated as the result for the three-month period ended in March 31st, 2023 *plus* the result for the year ended in December 31st, 2022 *minus* the result for the three-month period ended in March 31st, 2022; (2) Non-recurring and non-cash impact of (i) a court decision in a tax proceeding providing for the deduction of ICMS (Brazilian value-added tax) from the taxable base of PIS/Cofins (Brazilian income taxes), which generated a gain in 2020, and (ii) the corresponding loss following the enactment of a law in 2022 requiring the Company to reimburse consumers for related PIS/Cofins credits; (3) Provisions and reversals relating to the Company's remunerated layoff plan (*Programa de Demissão Incentivada* – PDI); (4) Non-cash impact of mark-to-market adjustments on future energy sale contracts, which do not reflect realized gains; (5) Non-cash impact of material provisions relating to lawsuits not directly related to the Company's operating performance in the period. In 2021 and 2022, adjustments reflect provisions relating to the confidential arbitration of certain power generation projects that were not concluded and, in 2020, adjustments reflect indemnifications relating to the constructions of HPP Salto Caxias starting in 1994; (6) Non-cash impact of impairment of assets plus (i) in 2023, the write down of certain assets of the Araucaria thermoelectric powerplant (UEGA) following a renovation of the turbines of UEGA; and (ii) the write down of assets of Compagas included in 2021 and 2022; and (iii) the write down of assets of Copel Telecomunicações included in 2020; (7) Non-recurring and non-cash impact of an agreement on hydrological risk sharing, which resulted in the extension of certain generation concessions and an accounting gain in 2021; (8) Includes the following non-recurring items: (i) in the first quarter of 2023, an indemnification paid in the context of a collective bargaining agreement in consideration of the termination of a payment benefit previously paid in connection with a vacation, which impacted the Company's results for the first quarter of 2023 (R$138.2 million added), (ii) in the year of 2022, the reduction in the value payable on the Company's profit-sharing plan resulting from the accounting impact of a law enacted in 2022 requiring the reimbursement to consumers of certain PIS/Cofins related values (R$58.1 million subtracted), electricity tariffs unduly charged to distributed generation clients in the period (R$43.4 million subtracted) and the effects of adhesion to a tax debt refinancing program - REFIS (R$33.3 million added), (iii) in the year 2021, effects of strategy the Company used solely in 2021 relating to over-purchase of electricity (71.8 million subtracted), and gains with the sale of the Company's headquarters in 2021 (R$ 27.9 million subtracted), (iv) in the year 2020, effects of additional payments due on the Company's profit-sharing plan (*participação nos lucros e resultados*) resulting from the outcome of a tax proceeding relating to the inclusion of ICMS (Brazilian value-added tax) in the taxable base of PIS/Cofins (R$176.5 million added) and a provision relating to arbitration proceeding in connection with a real estate development contract (R$39.4 million added).

Leverage Reconciliation

COPEL Pura Energia

Leverage Breakdown

(R$ mm and x)	FY20	FY21	FY22	LTM 1Q23[1]
Net Debt	**6,423**	**7,992**	**9,345**	**11,314**
Collaterals and escrow accounts STN[1]	(134)	(143)	-	-
Bonds and securities (non-current) not held for sale	123	108	140	130
Adjusted Net Debt for covenants purposes	**6,412**	**7,957**	**9,485**	**11,444**
Adjusted EBITDA for covenant purposes	**4,519**	**6,329**	**4,634**	**4,680**
Adjusted Net Debt / Adjusted EBITDA for covenant purposes	**1.42**	**1.26**	**2.05**	**2.45**

Notes: (1) Collaterals and escrow accounts STN relates to cash held in an escrow account offered as collateral for certain indebtedness, but which could have been used to settle, redeem or service such indebtedness